UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 1, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

priceline.com Incorporated

File No. 000-25581 - CF#24878

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priceline.com Incorporated submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on March 10, 2010.

Based on representations by priceline.com Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through December 31, 2012
Exhibit 10.2	through December 31, 2012
Exhibit 10.3	through December 31, 2012
Exhibit 10.4	through December 31, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel